To the Board of Directors
Reclaimant, LLC DBA Fortress

We have reviewed the financial statements of the Reclaimant, LLC DBA Fortress (the "Organization") as of and for the year ended December 31, 2015 & 2016, and the year to date September 30, 2017, and have issued our report thereon dated October 7, 2017. Professional standards require that we provide you with information about our responsibilities under reviewing standards generally accepted in the United States of America, as well as certain information related to the planned scope and timing of our review. We have communicated such information in our letter October 6, 2017. Professional standards also require that we communicate to you the following information related to our review.

Significant Review Findings

Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. No new accounting policies were adopted and the application of existing policies was not changed during 2015 & 2016 or 2017.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Difficulties Encountered in Performing the Review

We encountered no significant difficulties in dealing with management in performing and completing our review.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the review, other than those that are trivial, and communicate them to the appropriate level of management. We recommended adjusting entries that were recorded by the CPA for the year ended December 31, 2015 & 2016, and September 30, 2017. These adjustments matched revenue and expenses to the periods and years in which the event was held, instead of the period that the transaction occurred. There were no adjusting entries that we recommended that management chose not to record.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or review matter, whether or not resolved to our satisfaction that could be significant to the financial statements or our reviewers' report. We are pleased to report that no such disagreements arose during the course of our review.

We have requested certain representations from management that are included in the management representations letter dated October 6, 2017.
To the Board of Directors
Reclaimant, LLC DBA Fortress

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about reviewing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Organization's financial statements or a determination of the type of reviewer's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Review Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and review standards, with management each year prior to retention as the Organization's reviewers. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

* * * * * * * * * *

This information is intended solely for the use of the board of directors, management, and others with authorization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Ivan Henson C.P.A., PLLC
North Richland Hills, Texas
November 5th, 2017

Reclaimant, LLC D.B.A.
Fortress Presents

REVIEW OF FINANCIAL STATEMENTS

Years Ended December 31, 2015
with Disclosure Notes

Ivan Henson C.P.A., PLLC
North Richland Hills, Texas
November 4th, 2017

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Balance Sheets

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
1101 · Chase Bank	0.00
Total Checking/Savings	**0.00**
Accounts Receivable	
1100 · Accounts Receivable	
1100 · Receivables	0.00
Total 1100 · Accounts Receivable	0.00
Total Accounts Receivable	0.00
Other Current Assets	
1310 · Prepaid Expenses	0.00
Total Other Current Assets	0.00
Total Current Assets	**0.00**
TOTAL ASSETS	**0.00**
LIABILITIES & NET DEFICIENCY IN ASSETS	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	0.00
Total Accounts Payable	0.00
Other Current Liabilities	
2031 · Deferred Revenues	0.00
2800 · Subordinated Notes Payable	
To members	0.00
Total Other Current Liabilities	0.00
Total Current Liabilities	**0.00**
Equity	
3000 · Member Contributions	
3000-01 · Gedevco Holdings, LLC	0.00
3000-02 · Christopher Kerr	0.00
3000-03 · Tibaut Bowman	0.00
3000-04 · Jacob & Karina Zide	0.00
3000-05 · Alexandra & Grant Frankel	0.00
3000-06 · Alec Jhangiani	0.00

3000-07 · Ramtin Nikzad	0.00
3000-08 · George Kostohryz III Trust	0.00
3000-09 · Katherine A Grella	0.00
3000-10 · Matthew Smith	0.00
3000-11 · Richard H Saunders	0.00
3000-12 · Blason Family, LLC	0.00
3000-13 · CAM 2014 Exempt Legacy	0.00
3000-14 · ARR Capital, LLC	0.00
3000-15 · Gedevco Holdings	0.00
Total 3000 · Member Contributions	0.00
3020 Retained Earnings/Net Income	0.00
Total Equity	**0.00**
TOTAL LIABILITIES & EQUITY	**0.00**

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Statements of Comprehensive Income

	Jan - Dec 2015
Income	
Total Income	
Cost of Goods Sold	
5200 PROMOTIONAL EXPENSES	
5201-00 PROMOTION	
5201-03 DIGITAL ADVERTSING	
5201-05 OTHER	
5201-06 SOCIAL	
5201-07 SEO & ANALYTICS	
5201-11 PUBICITY/PR	
5201-12 PROMOTIONAL ITEMS	
5201-13 VIDEO PRODUCTION (PROMOTIONAL)	
Total 5201-00 PROMOTION	**$ 0.00**

5202-00 DESIGN	
5202-01 GRAPHIC DESIGN	
5202-02 WEBSITE DESIGN & DEVELOPMENT	
Total 5202-00 DESIGN	**$ 0.00**
Total 5200 PROMOTIONAL EXPENSES	**$ 0.00**
5300 OTHER DIRECT EXPENSES	
5301-00 MANAGEMENT FEES	
5304-00 EVENT TRAVEL & LODGING	
5304-01 FLIGHTS	
5304-02 TRANSPORTATION	
5304-03 HOTELS	
Total 5304-00 EVENT TRAVEL & LODGING	**$ 0.00**
5305-00 MISC EVENT EXPENSES	
5305-01 EVENT MEALS & ENTERTAINMENT	
Total 5305-00 MISC EVENT EXPENSES	**$ 0.00**
Total 5300 OTHER DIRECT EXPENSES	**$ 0.00**
5400-00 CONTRACT LABOR / COMMISSIONS	
5400-03 SPONSORSHIP TEAM	
5400-05 MARKETING STAFFING	
Total 5400-00 CONTRACT LABOR / COMMISSIONS	**$ 0.00**
Total Cost of Goods Sold	**$ 0.00**
Gross Profit	**$ 0.00**
Expenses	
6300 BANK FEES & SERVICE CHARGES	
6510 COMPUTER EXPENSE	
6600 OFFICE SUPPLIES	

6610 POSTAGE	
6620 DUES & SUBSCRIPTIONS	
6720 LEGAL & PROFESSIONAL	
6800 CORPORATE TRAVEL & LODGING	
6810 CORPORATE MEALS & ENTERTAINMENT	
6825 MARKETING	
6890 MISCELLANEOUS	
6900 RESEARCH & DEVELOPMENT	
Total Expenses	$ 0.00
Net Operating Income	$ 0.00
Other Expenses	
9999 SUSPENSE	
Total Other Expenses	$ 0.00
Net Other Income	$ 0.00
Net Income	$ 0.00

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Statements of Changes in Shareholders Equity

Equity	Dec 31, 15
3000 MEMBER CONTRIBUTIONS	
3000-01 MEM CONTR - GEDEVCO HOLDINGS,LLC	
3000-02 MEM CONTR - CHRISTOPHER KERR	
3000-03 MEM CONTR - TIBAUT BOWMAN	
3000-04 MEM CONTR - JACOB & KARINA ZIDE	
3000-05 MEM CONTR - ALEXANDRA & GRANT FRANKEL	
3000-06 MEM CONTR - ALEC JHANGIANI	
3000-07 MEM CONTR - RAMTIN NIKZAD	
3000-08 MEM CONTR - GEORGE KOSTOHRYZ III TRUST	
3000-09 MEM CONTR - KATHERINE A. GRELLA	
3000-10 MEM CONTR - MATTHEW SMITH	

3000-11 MEM CONTR - RICHARD H. SAUNDERS	
3000-12 MEM CONTR - BLASON FAMILY, LLC	
3000-13 MEM CONTR - CAM 2014 EXEMPT LEGACY TRUST	
3000-14 MEM CONTR - ARR CAPITAL, LLC	
Total 3000 MEMBER CONTRIBUTIONS	$ 0.00
3020 RETAINED EARNINGS - PRIOR PERIOD	
Net Income	
Total Equity	$ 0.00

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

STATEMENTS OF CASH FLOWS

January - December 2015

	Total
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1310 PREPAID EXPENSES	
2031 DEFERRED REVENUES - 2018 EVENT	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
FINANCING ACTIVITIES	
3000-01 MEMBER CONTRIBUTIONS:MEM CONTR - GEDEVCO HOLDINGS,LLC	
3000-02 MEMBER CONTRIBUTIONS:MEM CONTR - CHRISTOPHER KERR	
3000-03 MEMBER CONTRIBUTIONS:MEM CONTR - TIBAUT BOWMAN	
3000-04 MEMBER CONTRIBUTIONS:MEM CONTR - JACOB & KARINA ZIDE	
3000-05 MEMBER CONTRIBUTIONS:MEM CONTR - ALEXANDRA & GRANT FRANKEL	
3000-06 MEMBER CONTRIBUTIONS:MEM CONTR - ALEC JHANGIANI	
3000-07 MEMBER CONTRIBUTIONS:MEM CONTR - RAMTIN NIKZAD	
3000-08 MEMBER CONTRIBUTIONS:MEM CONTR - GEORGE KOSTOHRYZ III TRUST	
3000-09 MEMBER CONTRIBUTIONS:MEM CONTR - KATHERINE A. GRELLA	
3000-10 MEMBER CONTRIBUTIONS:MEM CONTR - MATTHEW SMITH	
3000-11 MEMBER CONTRIBUTIONS:MEM CONTR - RICHARD H. SAUNDERS	
3000-12 MEMBER CONTRIBUTIONS:MEM CONTR - BLASON FAMILY, LLC	
3000-13 MEMBER CONTRIBUTIONS:MEM CONTR - CAM 2014 EXEMPT LEGACY TRUST	
3000-14 MEMBER CONTRIBUTIONS:MEM CONTR - ARR CAPITAL, LLC	
Net cash provided by financing activities	
Net cash increase for period	
Cash at end of period	

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

A. Nature of Activities

Reclaimant, LLC D.B.A. Fortress Presents (the "Organization") was organized in Texas as a for profit company.

B. Summary of Significant Accounting Policies

A summary of the Organization's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounting policies of an entity are the specific accounting principles and the methods of applying those principles that are judged by the management of the entity to be the most appropriate in the circumstances to present fairly financial positions, cash flows, and results of operations in accordance with generally accepted accounting principles (GAAP) and that, accordingly, have been adopted for preparing the financial statements.

The accounting policies adopted by an entity can affect significantly the presentation of its financial position, cash flows, and results of operations. Accordingly, the usefulness of financial statements for purposes of making economic decisions about the entity depends significantly upon the user's understanding of the accounting policies followed by the entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Organization considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Organization had no such investments at December 31, 2015. The Organization maintains cash deposits in one bank account to better track expenses.

C. Summary of Significant Accounting Policies – continued

Contributions and Pledges

The Organization accounts for income in accordance with FASB *Entities: Revenue Recognition.*

Reclaimant, LLC D.B.A. Fortress Presents

NOTES TO FINANCIAL STATEMENTS (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statement of activities and changes in net deficiency in assets. The estimated useful life of the property and equipment approximates 5 years; leasehold improvements at 15 years; web sites and computer software at 3 years; furniture at 7 years.

Advertising and Promotional Costs

Advertising and Promational costs are expensed as incurred. Advertising expense was approximately **$0.00** as of December 31, 2015.

Federal Income Taxes

The Organization follows the guidance under FASB *Income Taxes*, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain in tax positions taken or expected to be taken in income tax returns. Management believes that it has not taken a tax position that, if challenged, would have a material effect on the Organization's financial statements. The Organization files tax forms in the federal jurisdiction within the United States and as of December 31, 2015, the Organization's tax returns related to the years ended December 31, 2015 has been filed remain open to possible examination by the Internal Revenue Service; however no tax returns are currently under examination.

Fixed Assets

At the end of December 31st, 2015 The Organization has no fixed assets to report.

D. Long-Term Debt

During 2015, the Organization had no long term debt.

Related Party

During 2015, the Organization no related party loans,

Commitments

The Organization does not lease office space or any equipment under an operating lease.

Reclaimant, LLC D.B.A. Fortress Presents

NOTES TO FINANCIAL STATEMENTS (continued)

Subsequent Events

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through December 2015, the date the financial statements were available for issuance.